UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PUBLIC NOTICE FOR CONVOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GRAVITY CO., LTD. (the “Company”)

We would like to inform the Company’s shareholders that the Annual General Meeting of Shareholders will be held pursuant to Article 22 of the Articles of Incorporation and that all shareholders registered as of December 31, 2014 are cordially invited to attend the Annual General Meeting of Shareholders.

1. Date and Time: Friday, March 27, 2015, at 10:00 A.M. (Seoul Time)

2. Venue: Conference Room located at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795 Korea

3. Agenda

a) Agenda to be reported

Agendum 1: Audit results and Business reports for the Fiscal Year 2014 (from January 1, 2014 to December 31, 2014)

b) Agenda to be proposed for resolution

Agendum 1: Approval of Non-consolidated and Consolidated Financial Statements for the Fiscal Year 2014

2: Approval of Reappointment of Directors

3: Approval of the Compensation Ceiling for Directors in 2015

Agendum 1: Approval of Non-consolidated and Consolidated Financial Statements for the Fiscal Year 2014

<Summary of Non-consolidated Financial Statements1)>

	2013	2014
	(In millions of Korean Won)
Total Assets	83,447	60,110
Total liabilities	14,640	11,371
Capital stock	3,474	3,474
Total shareholders’ equity	68,807	48,739
Revenues	26,257	17,340
Operating loss	(7,953)	(9,000)
Loss before income tax	(12,175)	(12,572)
Net loss	(17,955)	(20,030)

1) The Company proposes disposing the accumulated deficit in the fiscal year 2014 by transferring KRW 20,030 million out of KRW 63,961 million of its capital surplus. The statements of disposition of accumulated deficit are as follows accordingly. The results of the disposition of the deficit will be reflected in the balance sheets of the Company for the fiscal year 2015.

	2013		2014
	(In millions of Korean Won)
Accumulated deficit before disposition (retained earnings before appreciation)		11,420		20,030
Unappropriated retained earnings carried over from prior year	6,535		—
Net loss	(17,955)		(20,030)
Disposition of accumulated deficit		11,420		20,030
Transfer from capital surplus	11,420		20,030
Undisposed accumulated deficit (unappropriated retained earnings) carried forwards to subsequent year		—		—

<Summary of Consolidated Financial Statements2)>

	2013	2014
	(In millions of Korean Won)
Total Assets	86,972	63,733
Total liabilities	17,812	14,799
Capital stock	3,474	3,474
Total shareholders’ equity	69,160	48,934
Revenues	42,438	35,365
Operating loss	(8,728)	(11,123)
Loss before income tax	(12,746)	(11,027)
Net loss	(17,984)	(20,188)

2) The consolidated subsidiary as of December 31, 2013 and as of December 2014 is NeoCyon, Inc. The other subsidiaries of the Company are not subject to consolidation under Enforcement Decree of the Act on External Audit of Stock Companies of the Republic of Korea and are accounted for as equity method investments.

* The financial information has been prepared in accordance with Accounting Standards for Non-Public Entities in the Republic of Korea. Detailed information will be provided at the Annual General Meeting.

Agendum 2: Approval of Reappointment of Directors

- 7 persons were nominated for reappointment as the terms expire in March 2015:

Name	Major experience

Hyun Chul Park

Gravity Co., Ltd., Chief Executive Officer (2011-present), Corporate Management Office, Officer (2009-2011)

NeoCyon, Inc., Director (2009-present), Chief Operating Officer (2012-present), Chief Strategy Officer (2010-2012)

Gravity Interactive, Inc., Director (2014-present)

Gravity Games Corporation, Director (2010-present)

GungHo Online Entertainment, Inc., General Manager, International Business Division (2007-present)

Tokyo College of Technology (currently, Tokyo College of Automotive Technology), Diploma in Automotive Maintenance (1998)

Yoshinori Kitamura

Gravity Co., Ltd., Chairman of the Board of Directors (2011-present), Executive Director and Chief Operating Officer (2008-present)

NeoCyon, Inc., Chief Executive Officer (2009-present), Director (2008-2009)

Gravity Games Corporation, Director (2010-present)

Gravity Interactive, Inc., Chief Executive Officer (2008-present)

Gravity Entertainment Corporation, Chief Executive Officer (2008-present)

GungHo Online Entertainment, Inc., Director (2006-present), Executive General Manager of International Business Division (2007-present), General Manager of Marketing Division (2003-2007)

Bunkyo University, B.A. in English Language and Literature (1992)

Kazuki Morishita

Gravity Co., Ltd., Executive Director (2008-present)

GungHo Online Entertainment, Inc., President & Chief Executive Officer (2004-present), Chief Operating Officer (2002-2004)

Grasshopper Manufacture, Inc., Director (2013-present)

GungHo Online Entertainment America, Inc., Director (2012-present)

Game Arts Co., Ltd., President (2008-present), Director (2005-2008)

High School affiliated with Chiba University of Commerce (1992)

Name	Major experience

Kazuya Sakai

Gravity Co., Ltd., Executive Director (2009-present)

GungHo Online Entertainment, Inc., Chief Financial Officer (2004-present), Director (2005-present), Investor Relations Officer (2011-2014)

Gungho Online Entertainment Asia Pacific PTE. Ltd., Director(2014-present)

Grasshopper Manufacture, Inc., Director (2013-present)

GungHo Online Entertainment America, Inc., Director (2012-present)

Acquire Corp., Auditor (2011-present)

Kyushu Sangyo University, B. Com.(1987)

Jong Gyu Hwang

Gravity Co., Ltd., Independent Director (2009-present)

Samcheok Monotrail, Co-Chief Executive Officer(2014-present)

Mungyung Monorail, Director and Chief Operating Officer (2007-present)

Member of the New York State Bar Association (2006-present)

Boston University School of Law, LL.M. (2005)

Kennedy School of Government, Harvard University, M.P.A. (2004)

Tokyo University, LL.B. (1994)

Doo Hyun Ryu

Gravity Co., Ltd., Independent Director (2011-present)

Logos Law, LLC., Partner (2001-present), Branch Manager of Vietnam Office (2010-present, 2006-2008), Branch Manager of Cambodia Office (2007-2008)

Shanghai International Arbitration Center, Arbitrator (2013-present)

The Korean Commercial Arbitration Board, Arbitrator (2011-present)

The Korean Bar Examination (1986), The Juridical Research and Training Institute (18th, 1989)

Seoul National University, LL.B. (1985)

Jung Yoo

Gravity Co., Ltd., Independent Director (2011-present)

Samhasa GP, Representative Partner (2007- present)

Euidang Foundation, Member of the Board of Trustees (2007-present)

INSEAD, MBA (1995)

Waseda University, M.A. in Commerce (1987)

University of Southern California, B.A. in East Asian Languages and Cultures (1984)

Agendum 3: Approval of the Compensation Ceiling for the Directors in 2015

- For 2015, it is proposed to maintain KRW 1.4 billion as the total remuneration limit for Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: March 4, 2015